                                                                                                February 11, 2021

Rhett Doolittle

Chairman and Chief Executive Officer

Business Warrior Corp

455 E Pebble Rd

Las Vegas, NV 89123

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Jan Woo; Amanda Kim;

and Stephen Krikorian

Washington, D.C. 20549

Re:	Business Warrior Corp
Amendment No. 1 to Offering Statement on Form 1-A File No. 024-11368 Filed January 26, 2021

Dear Mme. Woo and Kim and Mr. Krikorian,

We have reviewed your response letter, dated February 8, 2021, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

1. In response to the Staff´s comment, the conversion rates provided for the Company’s SCOUT product are estimates by the principals of the Company based on their experience with competitive products and the Company’s analysis of other business-to-business SaaS (Software-as-a-Service) companies. The Company’s paid product (Scout) was built in 2020 and launched to the public at the end of January of 2021. Accordingly, the Company has no historical conversion rate data of its own from free to paid subscribers. Nonetheless, under the Company’s prior primary product, which was based on customers engaging in advertising clicks and then converting to registered free subscribers, the Company’s conversion rate from direct advertising results in 2020 yielded a 10% conversion rate from advertising clicks to a registered free subscriber, which was an average of $18 per subscriber. So far in 2021, the Company has been converting clicks to free subscribers at a 14% rate, which brought its cost per lead down to $8. The Company’s model was to build the base free product first and prove that it could capture small businesses from advertising campaigns and then convert them into free subscribers at a cost that works with its financial model. That was accomplished in 2020. We have included a paragraph explanation to this effect in the Reg A, as a note where the projected conversion rate is listed.

2. In response to the Staff´s comment, we have included a table with compensation paid during the Company’s 2020 and 2019 fiscal years, in the executive compensation section.

3. In response to the Staff’s comment, we updated the signature block for Rhett to indicate he is currently the Company’s principal financial officer. Moreover, we have clarified in Jeremy’s biography, that, for the avoidance of doubt, he is not a director of the Company and only holds an executive role as Chief Technology officer of the Company.

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Please let us know if you require anything further to complete our filing. Thank you for your attention.

Sincerely,

Rhett Doolittle Chairman, Chief Executive Officer and Principal Financial Officer Business Warrior Corp.

Cc: Jonathan D. Leinwand

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